Putnam Investments

100 Federal Street

Boston, MA 02110

July 31, 2023

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Asen Parachkevov, Esq. and Alberto Zapata, Esq.

Re:	Comments on Preliminary Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission (the “Commission”) on July 7, 2023 (the “Preliminary Proxy Statement”), of Putnam Asset Allocation Funds (Investment Company Act File No. 811-07121), on behalf of its Putnam Dynamic Asset Allocation Balanced Fund, Putnam Dynamic Asset Allocation Conservative Fund, Putnam Dynamic Asset Allocation Growth Fund, and Putnam Multi-Asset Income Fund series; Putnam California Tax Exempt Income Fund (Investment Company Act File No. 811-03630); Putnam Convertible Securities Fund (Investment Company Act File No. 811-02280); Putnam Diversified Income Trust (Investment Company Act File No. 811-05635); Putnam ETF Trust (Investment Company Act File No. 811-23643), on behalf of its Putnam BDC Income ETF, Putnam BioRevolutionTM ETF, Putnam Emerging Markets ex-China ETF, Putnam ESG Core Bond ETF, Putnam ESG High Yield ETF, Putnam ESG Ultra Short ETF, Putnam Focused Large Cap Growth ETF, Putnam Focused Large Cap Value ETF, Putnam PanAgora ESG Emerging Markets Equity ETF, Putnam PanAgora ESG International Equity ETF, Putnam Sustainable Future ETF, and Putnam Sustainable Leaders ETF series; Putnam Focused International Equity Fund (Investment Company Act File No. 811-01403); Putnam Funds Trust (Investment Company Act File No. 811-07513), on behalf of its Putnam Core Bond Fund, Putnam Core Equity Fund, Putnam Dynamic Asset Allocation Equity Fund, Putnam Emerging Markets Equity Fund, Putnam Floating Rate Income Fund, Putnam Focused Equity Fund, Putnam Global Technology Fund, Putnam Intermediate-Term Municipal Income Fund, Putnam International Value Fund, Putnam Mortgage Opportunities Fund, Putnam Short Duration Bond Fund, Putnam Short Term Investment Fund, Putnam Short-Term Municipal Income Fund, Putnam Small Cap Growth Fund, Putnam Ultra Short Duration Income Fund, and Putnam Ultra Short MAC Series series; George Putnam Balanced Fund (Investment Company Act File No. 811-00058); Putnam Global Health Care Fund (Investment Company Act File No. 811-03386); Putnam Global Income Trust (Investment Company Act File No. 811-04524); Putnam High Yield Fund (Investment Company Act File No. 811-04616); Putnam Income Fund (Investment Company Act File No. 811-00653); Putnam International Equity Fund (Investment Company Act File No. 811-06190); Putnam Investment Funds (Investment Company Act File No. 811-07237), on behalf of its Putnam Government Money Market Fund, Putnam International Capital Opportunities Fund, Putnam Large Cap Growth Fund, Putnam Research Fund, Putnam Small Cap Value Fund, and Putnam Sustainable Future Fund series; Putnam Large Cap Value Fund (Investment Company Act File No. 811-02742); Putnam Massachusetts Tax Exempt Income Fund (Investment Company Act File No. 811-04518); Putnam Minnesota Tax Exempt Income

Fund (Investment Company Act File No. 811-04527); Putnam Money Market Fund (Investment Company Act File No. 811-02608); Putnam Mortgage Securities Fund (Investment Company Act File No. 811-03897); Putnam New Jersey Tax Exempt Income Fund (Investment Company Act File No. 811-05977); Putnam New York Tax Exempt Income Fund (Investment Company Act File No. 811-03741); Putnam Ohio Tax Exempt Income Fund (Investment Company Act File No. 811-04528); Putnam Pennsylvania Tax Exempt Income Fund (Investment Company Act File No. 811-05802); Putnam Sustainable Leaders Fund (Investment Company Act File No. 811-06128); Putnam Target Date Funds (Investment Company Act File No. 811-21598), on behalf of its Putnam Retirement Advantage 2025 Fund, Putnam Retirement Advantage 2030 Fund, Putnam Retirement Advantage 2035 Fund, Putnam Retirement Advantage 2040 Fund, Putnam Retirement Advantage 2045 Fund, Putnam Retirement Advantage 2050 Fund, Putnam Retirement Advantage 2055 Fund, Putnam Retirement Advantage 2060 Fund, Putnam Retirement Advantage 2065 Fund series, and Putnam Retirement Advantage Maturity Fund, Putnam Sustainable Retirement 2025 Fund, Putnam Sustainable Retirement 2030 Fund, Putnam Sustainable Retirement 2035 Fund, Putnam Sustainable Retirement 2040 Fund, Putnam Sustainable Retirement 2045 Fund, Putnam Sustainable Retirement 2050 Fund, Putnam Sustainable Retirement 2055 Fund, Putnam Sustainable Retirement 2060 Fund, Putnam Sustainable Retirement 2065 Fund series, and Putnam Sustainable Retirement Maturity Fund series; Putnam Tax Exempt Income Fund (Investment Company Act File No. 811-02675); Putnam Tax-Free Income Trust (Investment Company Act File No. 811-04345), on behalf of its Putnam Strategic Intermediate Municipal Fund and Putnam Tax-Free High Yield Fund series; and Putnam Variable Trust (Investment Company Act File No. 811-05346), on behalf of its Putnam VT Core Equity Fund, Putnam VT Diversified Income Fund, Putnam VT Emerging Markets Equity Fund, Putnam VT Focused International Equity Fund, Putnam VT George Putnam Balanced Fund, Putnam VT Global Asset Allocation Fund, Putnam VT Global Health Care Fund, Putnam VT Government Money Market Fund, Putnam VT High Yield Fund, Putnam VT Income Fund, Putnam VT International Equity Fund, Putnam VT International Value Fund, Putnam VT Large Cap Growth Fund, Putnam VT Large Cap Value Fund, Putnam VT Mortgage Securities Fund, Putnam VT Research Fund, Putnam VT Small Cap Growth Fund, Putnam VT Small Cap Value Fund, Putnam VT Sustainable Future Fund, and Putnam VT Sustainable Leaders Fund series; Putnam Managed Municipal Income Trust (Investment Company Act File No. 811-05740); Putnam Municipal Opportunities Trust (Investment Company Act File No. 811-07626); Putnam Master Intermediate Income Trust (Investment Company Act File No. 811- 05498); Putnam Premier Income Trust (Investment Company Act File No. 811- 05452) (collectively, the “Registrants” or the “Funds”) regarding the Preliminary Proxy Statement.

Dear Messrs. Parachkevov and Zapata:

This letter responds to the comments that you provided on July 18, 2023 to Peter T. Fariel, Venice Monagan, and Elissa O’Bryant of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds, and Timothy F. Cormier and Samuel Herling Moore of Ropes & Gray LLP, counsel to the Funds and their Independent Trustees, on behalf of the staff of the Commission (the “Commission Staff”) regarding the Preliminary Proxy Statement. For convenience of reference, I have summarized each of the Commission Staff’s comments before the Registrants’ response. To the extent noted below, these responses will be reflected in the definitive version of the proxy statement on Schedule 14A for the Putnam Closed-End Funds expected to be filed with the Commission on or about July 31, 2023 and the definitive version of the proxy statement on Schedule 14A for the Putnam Open-End Funds and ETFs expected to be filed with the Commission on or about August 3, 2023 (each, a “Definitive Proxy Statement”), as applicable. References to page numbers or specific text in the Commission Staff’s comments and the Registrants’ responses are to the corresponding page numbers and text of the Preliminary Proxy Statement, as indicated. Each capitalized term used and not otherwise defined herein shall have the meaning ascribed to it in the Preliminary Proxy Statement.

1.    Comment: Please consider preparing a separate proxy statement for (i) the Putnam Closed-End Funds (which excludes information specific to the Putnam Open-End Fund and ETFs) and (ii) the Putnam Open-End Funds and ETFs (which excludes information specific to the Putnam Closed-End Funds), in light of the fact that the special meetings of shareholders for the Putnam Closed-End Funds will be held on a different date than the special meetings of shareholders for the Putnam Open-End Funds and ETFs and the fact that the proposals for two of the Putnam Closed-End Funds are expected to be contested.

Response: As communicated to the Commission Staff, the Registrants will use a separate Definitive Proxy Statement for (i) the Putnam Closed-End Funds (which excludes information specific to the Putnam Open-End Funds and ETFs) and (ii) the Putnam Open-End Funds and ETFs (which excludes information specific to the Putnam Closed-End Funds), as requested by the Commission Staff.

2.    Comment: Please provide information in the Definitive Proxy Statement regarding the order in which proposals will be voted on during the shareholder meetings.

Response: The Registrants expect the vast majority of votes on the proposals listed in the Definitive Proxy Statements will be provided in advance of the special shareholder meetings by proxy. In the event that shareholders attend a special shareholder meeting in person, instructions for voting at the meeting, including the process by which proposals will be presented, will be provided to them. To clarify this, the Registrants will add the following sentence to each Definitive Proxy Statement as a new subsection under “Further Information About Voting and the Special Meeting” titled “Voting in Person”: “Instructions on how to vote and the process for voting will be provided at the special shareholder meetings to any shareholders who choose to attend the special shareholder meetings to vote in person.”

3.	Comment: Please supplementally explain why shareholder approval may not be required for the PIL and PAC sub-advisory contracts. See, e.g., p. 24 (“Consistent with current law and interpretations of the Securities and Exchange Commission and its staff, it may not be necessary for shareholders to approve the New PIL Sub-Advisory Contract”) and p. 28 (“Consistent with current law and interpretations of the Securities and Exchange Commission and its staff, it may not be necessary for shareholders to approve the New PAC Sub-Advisory Contract.”).

Response: The statements that shareholder approval may not be required for the New PIL Sub-Advisory Contract or the New PAC Sub-Advisory Contract are based primarily on no action relief provided to Wells Fargo Bank by the Commission Staff (the “Wells Fargo NAL”). See Wells Fargo Bank, N.A. SEC No-Action Letter, 1998 SEC No-Act. LEXIS 458 (Mar. 31, 1998). In the Wells Fargo NAL, the Commission Staff noted that it would not recommend enforcement action under Section 15(a) of the Investment Company Act of 1940, as amended, where an investment adviser to a series of mutual funds appointed a wholly-owned subsidiary to act as a sub-adviser to the mutual funds without shareholder approval under certain conditions. In the case of the Transaction, the organizational structure of PIL and PAC following the consummation of the Transaction could be subject to change, so it is unclear whether the conditions of the Wells Fargo NAL would be satisfied. If shareholder approval of the New PIL Sub-Advisory Contract and/or the New PAC Sub-Advisory Contract is not obtained, the applicable Funds may enter into the New PIL Sub-Advisory Contract and the New PAC Sub-Advisory Contract based on the Wells Fargo NAL or other applicable guidance, if they determine that the conditions are satisfied.

4.	Comment: Please include on the first page of the Definitive Proxy Statement the approximate date on which the proxy statement and form of proxy will be first sent or given to security holders, as required by Item 1(b) of Schedule 14A.

Response: The Registrants confirm that the requested update will be made in each Definitive Proxy Statement.

5.	Comment: Please confirm that all required disclosure elements from Item 1 of Schedule 14A will be included in the Definitive Proxy Statement.

Response: The Registrants so confirm.

6.	Comment: Please supplementally explain the legal basis for shares to be voted in accordance with the Board of Trustees’ recommendations if a shareholder signs and returns a proxy card but does not fill in a vote. See p. 11.

Response: Rule 14a-4(b)(1) under the Securities Exchange Act of 1934, as amended, provides the legal basis for shares to be voted in the discretion of the shareholder’s proxy if the shareholder does not specify a choice between approval or disapproval of (or abstention with respect to) any proposal to be voted upon, so long as the form of proxy indicates how such discretionary votes will be cast in bold-face type. Specifically, the Rule provides that “[a] proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case.” The proxy cards that will be delivered to shareholders in connection with each Definitive Proxy Statement will include the following language, in bold-face type: “If you simply sign this proxy card, and do not indicate a vote on a specific proposal, your shares will be automatically voted as the Trustees recommend.” This comports with the requirements of Rule 14a-4(b)(1) and, therefore, shares may be voted in accordance with the Board of Trustees’ recommendations if a shareholder signs and returns a proxy card but does not fill in a vote pursuant the proxies’ discretionary authority.

7.	Comment: Please include in the Definitive Proxy Statement the approximate value of the material interest that Robert Reynolds has in the Transaction, per Item 22(c)(6) of Schedule 14A. See p. 13.

Response: The Registrants confirm that the requested update will be made in each Definitive Proxy Statement.

8.	Comment: Please include in the Definitive Proxy Statement the date on which the Board of Trustees approved the Interim Management Contracts and the Interim Sub-Advisory Contracts.

Response: The Registrants confirm that the requested update will be made in each Definitive Proxy Statement.

9.	Comment: Please consider updating the body of the Definitive Proxy Statement so that a shareholder can ascertain which Funds are covered by sections not applicable to all Funds without having to refer to the cited appendices.

Response: The Registrants confirm that the requested update will be made in each Definitive Proxy Statement.

10.	Comment: Please supplementally explain why a “No Third-Party Beneficiaries” provision has been added to the New Management Contracts for the Putnam Open-End Funds and the ETFs, while the same provision was not added to the New Management Contracts for the Putnam Closed-End Funds.

Response: Putnam Management informed the Registrants of its view that it may be preferable to minimize the number of changes to the Putnam Closed-End Funds’ Current

Management Contracts in order to potentially simplify the shareholder solicitation process for those Funds.

11.	Comment: Please consider clarifying in the Definitive Proxy Statement how the arrangements described under the heading “Potential Conflict of Interest Relating to One of the Independent Trustees” could result in a conflict of interest with respect to the proposals. Please also consider including in the Definitive Proxy Statement any measures taken to mitigate this potential conflict of interest. See p. 36.

Response: The Registrants have revised the relevant disclosure as follows (additions marked with underline; deletions marked with ~~strikethrough~~):

~~The~~ In light of this potential conflict of interest, Ms. Murphy withdrew from a portion of two meetings of the Independent Trustees ~~met on two occasions, at their regular meetings~~, on January 27, 2023 and June 23, 2023, ~~in the absence of Ms. Murphy, to provide~~ to facilitate an opportunity for further discussion of the Transaction and related matters without her present.

The Registrants believe that the relevant paragraph’s heading, which refers to a “potential conflict of interest,” and the subsequent revised text, which describes Ms. Murphy’s current connections to Franklin Templeton and its affiliates, provide shareholders with sufficient information to determine whether a conflict of interest exists and, if so, whether it impacts how they will vote on the proposals (understanding that Ms. Murphy is one of ten Independent Trustees and, as noted in the Preliminary Proxy Statement and will be noted in each Definitive Proxy Statement, steps to mitigate any potential conflict of interest were taken by her withdrawing from a portion of two meetings of the Independent Trustees to facilitate an opportunity for further discussion of the Transaction and related matters without her present).

12.	Comment: The Commission Staff notes that, because none of the proposals to be considered at the special shareholder meetings are “routine” proposals pursuant to NYSE Rule 452, brokers will not be able to vote on any proposal without instructions. The Commission Staff, therefore, notes that there should not be any “broker non-votes” in connection with the meetings. Please update the disclosure in the Definitive Proxy Statement regarding “broker non-votes” accordingly. See p. 36.

Response: The requested change has been made, as follows (additions marked with underline; deletions marked with ~~strikethrough~~):

Shares represented by proxies that reflect abstentions ~~and “broker non-votes” (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and (ii) the broker or nominee does not have the discretionary voting power on a particular matter)~~ will be counted as shares that are present and entitled to vote on the proposals ~~matter~~ for purposes of determining the presence of a quorum. Abstentions ~~and broker non-votes~~ have the effect of votes against the proposals. ~~Broker non-votes may result in the proposals not being approved, even though the votes cast in~~

favor would have been sufficient to approve the proposal if some or all of the broker non-votes had been withheld. Because broker-dealers (in the absence of specific authorization from their customers) are not expected to have discretionary authority to vote on the proposals any shares owned beneficially by their customers, there are unlikely to be any “broker non-votes” (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) at the special shareholder meetings. Broker non-votes would otherwise have the same effect as abstentions (that is, they would be treated as being present and entitled to vote on the proposals for purposes of determining the presence of a quorum, and as if they were votes against the proposals).

13.	Comment: Please update the following sentence in the Definitive Proxy Statement to reflect that it applies to all proposals: “Abstentions and broker non-votes have the effect of votes against the proposal. Broker non-votes may result in the proposals not being approved, even though the votes cast in favor would have been sufficient to approve the proposal if some or all of the broker non-votes had been withheld.” See p. 36.

Response: The Registrants confirm that the requested update will be made in each Definitive Proxy Statement. See response to Comment #12 for updated language to be included in each Definitive Proxy Statement.

14.	Comment: Please confirm that the Registrants expect that the following disclosure regarding “Control Share Provisions” in the Preliminary Proxy Statement will remain true with respect to the proposals applicable to the Putnam Closed-End Funds, particularly in light of the above-referenced contested solicitation: “On February 23, 2023, the Trustees of each fund determined to exempt all prior, and, until further notice, new purchases of the funds’ shares that might otherwise be deemed Control Share Acquisitions under the Control Share Provision. Thus, the Control Share Provision currently has no effect, and will not affect voting at the special meeting in any way.” See p. 37-38.

Response: The Registrants so confirm.

15.	Comment: Please update in the Definitive Proxy Statement the section titled “Simultaneous Meetings” to make clear that there are two separate meeting dates—one for the Putnam Closed-End Funds and one for the Putnam Open-End Funds and ETFs. See p. 38.

Response: As noted in response to Comment #1, the Registrants will use a separate Definitive Proxy Statement for (i) the Putnam Closed-End Funds (which excludes information specific to the Putnam Open-End Funds and ETFs) and (ii) the Putnam Open-End Funds and ETFs (which excludes information specific to the Putnam Closed-End Funds). The Definitive Proxy Statement for the Putnam Closed-End Funds will only disclose details on the simultaneous meetings for the Putnam Closed-End Funds to be held on October 6, 2023, and the Definitive Proxy Statement for the Putnam Open-End Funds and ETFs will only disclose details on the simultaneous meetings for the Putnam Open-End Funds and ETFs to be held on October 20, 2023.

16.	Comment: Please make clear in the Definitive Proxy Statement that the information in the “Fund Information” section, including the officer table included on p. 48, applies to all Funds included in the Definitive Proxy Statement.

Response: The Registrants confirm that the requested update will be made in each Definitive Proxy Statement, as follows (addition marked with underline):

Fund Information (applicable to all funds, unless otherwise noted below)

17.	Comment: In the Definitive Proxy Statement, please add a header to the last column of Appendix B.

Response: The Registrants confirm that all columns of Appendix B in each Definitive Proxy Statement will include appropriate headers.

18.	Comment: Please supplementally confirm that the proxy cards attached to the PRE14A filing are form-of proxy cards and that the actual proxy cards provided to shareholders will include only those proposals relevant to their applicable Fund(s).

Response: The Registrants so confirm.

19.	Comment: Please include a form of proxy card in the DEF14A filing for the Putnam Closed-End Funds.

Response: The Registrants confirm that a form of proxy card will be included in the DEF14A filing for the Putnam Closed-End Funds.

I believe that this letter addresses the Commission Staff’s comments. Any questions on the Preliminary Proxy Statements or with respect to this comment response letter may be directed to the undersigned by phone at (617) 760-0023 or by email at Peter_Fariel@putnam.com. Thank you for your assistance.

Sincerely yours,

Peter T. Fariel

Putnam Investment Management, LLC

cc: Venice Monagan, Putnam Investment Management, LLC

Elissa O’Bryant, Putnam Investment Management, LLC

James E. Thomas, Ropes & Gray LLP

Timothy F. Cormier, Ropes & Gray LLP